Exhibit 99.3
Consent of IDC
IDC, grants Omniture, Inc. permission to disclose the following information taken from the Worldwide Internet Usage and Commerce 2005-2009 Forecast: Version 10.1, October, 2005 report in all filings made by Omniture with the U.S. Securities and Exchange Commission.
“In 2004, businesses generated over $295 billion in revenue from e-commerce sales to consumers and spent over $25 billion on online advertising and marketing, according to IDC and eMarketer, respectively.”
“According to IDC, the number of unique global Internet users will grow from approximately 820 million in 2004 to over 1.3 billion in 2009.”
It is understood by both IDC and Omniture that IDC will be credited as the source of publication.

May 23, 2006	IDC
/s/ Michael R. Shizer
	Name:	Michael R. Shizer
	Title:	Director, Corporate Communications IDC